MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is December 21, 2006, for the quarter ended October 31, 2006 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2006.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on the re-establishment of its direct operations into international oil and gas exploration initially through the exploration of PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of land located in New Zealand’s East Coast Basin. The Company also intends to continue to invest in existing exploration companies where the investment opportunities meet the Company’s specific investment criteria.

Results of Operations

The Company has incurred losses to date of $10,247,825 which includes a net income for the first quarter of the 2007 fiscal year of $24,035 compared to net income from the first quarter of $416,623 of last year.

The Company’s net income of $24,035 for the quarter essentially consitsted of a recovery of a loan receivable previously written-off and interest income that was substantially offset by the Company’s General and Administrative (“G&A”) expenses.

For the period ended October 31, 2006, the G&A expenses totalled $108,803 which is considerably higher than the same period last year when G&A costs totalled $58,426. The reason for the increase in G&A relates specifically to the Company’s efforts to re-establish it’s direct operations into international oil and gas exploration. A comparative summary of G&A costs for the period ending October 31, 2006 and the comparitive period last year can be found in the consolidated interim schedules of general and administrative expenses in the accompanying unaudited interim consolidated financial statements.

Summary of Quarterly Results
	Three Month Period Ended Oct. 31, 2006 $	Three Month Period Ended July 31, 2006 $	Three Month Period Ended April 30, 2006 $	Three Month Period Ended Jan. 31, 2006 $	Three Month Period Ended Oct. 31, 2005 $	Three Month Period Ended July 31, 2005 $	Three Month Period Ended April 30, 2005 $	Three Month Period Ended Jan. 31, 2005 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	24,035	(171,629)	(39,419)	176,031	416,623	25,932	76,574	1,045,320
Basic income (loss) per share	0.00	(0.01)	(0.01)	0.01	0.03	0.00	0.00	0.06
Diluted income (loss) per share	0.00	(0.01)	(0.01)	0.01	0.17	0.00	0.00	0.04

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

Capital Expenditures

The Company had no material commitments for capital expenditure at October 31, 2006. Subsequent to the end of the quarter, the Company was awarded two new exploration permits (PEP 38348 and PEP 38349) in New Zealand as described in Note 8 of the accompanying consolidated interim financial statements. As part of the permit conditions the Company committed to carry-out the first years work programme consisting of geological and geophysical studies at a cost of approximately $275,000.

Liquidity and Capital Resources

The Company ended the first quarter of the 2007 fiscal year with $2,956,829 (July 31, 2006: $451,969) in cash and $2,935,801 (July 31, 2006: $472,343) in working capital.

The Company started the year with 17,618,083 shares outstanding and on August 30, 2006 the Company completed a private placement financing of 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.70 for two years from the closing date. At the Company’ s option the warrants expiry date can be accelerated to 30 days after the Company gives notice to warrant holders, that the Company’s shares have traded at or higher than $1.25 for ten consecutive trading days. As of the date of this report, the Company has 30,590,225 shares outstanding (Fully Diluted: 43,962,367)

During the quarter the Company participated in a private placement financing to acquire 1,395,000 shares of Austral Pacific at a price of $1.30 per share. The Company also acquired an additional 180,300 shares of Austral Pacific at market prices averaging $1.42. As a result of these investments, the Company owns 3,110,240 shares (11.20%) of Austral Pacific.

Off-Balance Sheet Arrangements and Proposed Transactions

On December 5, 2006, the Company announed that it plans to complete a private placement financing of approximately 6,000,000 units of the Company at a purcahse price of $1.00 per unit in January 2007. Each unit consists of one common share and a half-warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a preiod of eighteen months, subjet to certain accelerated expiry provisions. There can be no certainty that this placement will complete in its entirety or at all.

Transactions with Related Parties

Please refer to Note 4 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended October 31, 2006.

Director Movements

On October 6, 2006, Mr. Douglas Lynes resigned as a Director of the Company. Dr. David Bennett was appointed as a Director on August 23, 2006.

Subsequent Events

Please refer to Note 8 of the accompanying unaudited interim financial statements for further information.

Disclosure controls and procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurate and complete disclosure.

Business Risks and Uncertainties

The Company is directly and indirectly exposed through its directly held exploration acreage and its shareholdings of operating oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, decline in value of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable acquisition and funding by performing ongoing due diligence and monitoring of its properties and investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

David Bennett, Ph.D.	Computershare Investor Services Inc.
Wellington, New Zealand (1)	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimile: 1-866-249-7775
Email: service@computershare.com
999 Canada Place
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	SHARE LISTING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	OTCBB: TOPLF

SHAREHOLDER RELATIONS	ANNUAL GENERAL MEETING

Telephone: 604-682-6496	The annual general meeting will be held
Facsimile: 604-682-1174	on January 12, 2007 at the offices
of Lang Michener, Barristers & Solicitors,
BANKERS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Bank of Montreal
Vancouver, British Columbia	SHARE CAPITAL

SUBSIDIARY	At December 21, 2006 there are 30,590,225
DLJ Management Corp.	shares issued and outstanding. (Fully
diluted: 43,962,367)